UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of DECEMBER 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

Stand-By Agreement for the Sale of 51% of Fidis

Fiat and the Banks that signed the framework agreement dated May 27, 2002 (Capitalia, IntesaBCI, Sanpaolo IMI and Unicredito) agreed the terms to sell 51% of European retail financing activities of Fidis Retail to the Banks. The agreement will be submitted for approval to relevant bodies in the month of January after finalizing all related elements.

The closing of the transaction is expected within the first quarter of 2003 after receiving all necessary approvals.

Proceeds for Fiat Auto from this transaction, will be substantially in line with the consolidated book value of the stake sold. Gross debt of the Fiat Group will be reduced by approximately 6 billion euro.

Turin, December 21, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 21, 2002

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney